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May 13, 2005	www.cooley.com	415 693-2000

KATHRYN WALKER HALL
Via Edgar and Federal Express	(650) 843-5730
khall@cooley.com

Mr. Jeffrey Riedler, Esq.
Ms. Song Brandon, Esq.
Mr. John Krug, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop: 3-09
Washington, D.C. 20549

Re:	XenoPort, Inc. Registration Statement on Form S-1 SEC File No. 333-122156

Ladies and Gentlemen:

     On behalf of XenoPort, Inc. (“XenoPort”), we are transmitting for filing one copy of Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-122156 (the “Registration Statement”), marked to show changes to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2005.

     The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated April 18, 2005 with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Form S-1

Management’s Discussion and Analysis – Research and Development Expenses, page 39

1.	We have reviewed your revisions in response to comment 4 of our March 18, 2005 letter. The intent of the comment was to get more disclosure about the costs that you do not identify by project. For the amounts for each period in the line items “other” (within “clinical development”) and “research and preclinical” in the table, please disclose the amount by major functional classification (e.g. employee related expenses, third party contract research organizations and investigative sites, third party manufacturing organizations, consultants, depreciation and other allocated expenses). Further, you say that you do not allocate your employee and infrastructure costs on a project-by-project

May 13, 2005
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basis, yet you disclose that you incur substantial preclinical expenses for third party contract research organizations and investigative sites and third party manufacturing organizations. Please disclose these costs on a project-by-project basis. Finally, for costs that you do not provide disclosure on a project-by-project basis, provide other quantitative or qualitative disclosure that indicates that amount of those resources being used by project.

On May 4, 2005, my colleague Heather Turner and William Harris, XenoPort’s Chief Financial Officer, discussed this comment and the related disclosure with Ms. Keira Ino of the Staff. Based on this conversation, XenoPort has revised its disclosure on page 40 of the prospectus.

     XenoPort respectfully requests the Staff’s assistance in completing the review of the Registration Statement and the Amendment as soon as possible. The Company currently anticipates that it will seek effectiveness of the Registration Statement in the beginning of June 2005. Please advise us if we can provide any further information or assistance to facilitate the Staff’s review. Please do not hesitate to call me at (650) 843-5730 or Suzanne Sawochka Hooper at (650) 843-5180 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Kathryn Walker Hall

Kathryn Walker Hall

cc:	Ronald Barrett, Ph.D. (XenoPort, Inc.) William Rieflin (XenoPort, Inc.) William Harris (XenoPort, Inc.) Suzanne Sawochka Hooper, Esq. (Cooley Godward LLP) Bruce Dallas, Esq. (Davis Polk & Wardwell)